UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2022

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ◻                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

4Q21

BANCOLOMBIA S.A. (NYSE: CIB; BVC: BCOLOMBIA, PFBCOLOM) REPORTS FINANCIAL RESULTS FOR THE FOURTH QUARTER OF 2021

●	Net profit for 2021 was COP 4.1 trillion. This value represents an increase of 31.1% compared to pre-pandemic result of 2019. Annualized return on equity (“ROE”) for the group was 14.0% for the full year.

●	Gross loans amount to COP 220 trillion, which represents a 15.1% growth compared to 2020. When excluding the FX effect, the increase during the year was 9.6%. The operation in Colombia revealed a growth of 11.7% YoY, largely explained by the performance in the second half. Retail and mortgages gained share during the year within the consolidated loan book, representing 22% and 14% respectively.

●	Net interest income before provisions increased 9% and totaled COP 11,784 billion in 4Q21, indicating the significant contribution of the lower interest expense during the year due to a reduction in the cost of funding when compared to 2020. It is worth noting the high correlation between net interest income and gross loans growth.

●	30-day past due loans was 4.05%, a gradual reduction based on the better asset quality, the lower deterioration, and the growth in charge-offs during 2021. Charge-offs grew 86%, mainly explained by part of the portfolio covered under reliefs running off.

●	Provision charges for the quarter were COP 2,421 billion in 2021, down 67.8% when compared to 2020. This annual reduction is primarily due to macroeconomic improvements, as well as a better performance of customers previously provisioned in advance of an eventual deterioration.

●	Shareholders' Equity amount to COP 32.2 trillion as of December 31, 2021, which represents an increase of 21.4% compared to 2020. This growth is largely explained by the generation of profits during the year. Basic solvency stood at 11.92% and the total consolidated solvency ratio was 15.49% for 4Q21, widely exceeding the minimum regulatory requirements.

●	Bancolombia has made a significant progress in its digital strategy during 2021. The bank has 6.5 million active digital clients in the mobile retail APP, as well as 15.9 million accounts in its financial inclusion platforms (5.9 million users in Bancolombia a la Mano and 10.0 million in NEQUI).

4Q21

February 22, 2022. Medellin, Colombia – Today, BANCOLOMBIA S.A. (“Bancolombia” or “the Bank”) announced its earnings results for the fourth quarter of 20211.

BANCOLOMBIA: Summary of consolidated financial quarterly results

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT	Quarter			Growth
(COP million)	4Q20	3Q21	4Q21	4Q21 / 3Q21	4Q21 / 4Q20
ASSETS
Net Loans	174,793,687	193,627,273	204,459,001	5.59%	16.97%
Investments	29,553,003	26,847,176	29,289,301	9.10%	(0.89)%
Other assets	51,221,815	49,276,772	56,106,746	13.86%	9.54%
Total assets	255,568,505	269,751,221	289,855,048	7.45%	13.42%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	180,820,793	189,645,429	210,390,848	10.94%	16.35%
Other liabilities	46,632,499	48,236,442	45,538,742	(5.59)%	(2.35)%
Total liabilities	227,453,292	237,881,871	255,929,590	7.59%	12.52%
Non-controlling interest	1,569,984	1,608,211	1,691,111	5.15%	7.72%
Shareholders' equity	26,545,229	30,261,139	32,234,347	6.52%	21.43%
Total liabilities and shareholders' equity	255,568,505	269,751,221	289,855,048	7.45%	13.42%

Interest income	3,482,167	3,968,117	4,337,223	9.30%	24.56%
Interest expense	(1,239,521)	(1,062,599)	(1,129,477)	6.29%	(8.88)%
Net interest income	2,242,646	2,905,518	3,207,746	10.40%	43.03%
Net provisions	(2,026,279)	(514,355)	1,440	(100.28)%	(100.07)%
Fees and income from service, net	793,827	880,241	947,484	7.64%	19.36%
Other operating income	786,911	554,288	597,825	7.85%	(24.03)%
Total Dividends received and equity method	47,417	98,063	96,926	(1.16)%	104.41%
Total operating expense	(2,077,206)	(2,376,817)	(2,712,941)	14.14%	30.61%
Profit before tax	(232,684)	1,546,938	2,138,480	38.24%	(1019.05)%
Income tax	(16,349)	(581,243)	(649,145)	11.68%	3870.55%
Net income before non-controlling interest	(249,033)	965,695	1,489,335	54.22%	(698.05)%
Non-controlling interest	(17,199)	(23,075)	(44,591)	93.24%	159.27%
Net income	(266,232)	942,620	1,444,744	53.27%	(642.66)%

This report corresponds to the interim unaudited consolidated financial information of BANCOLOMBIA S.A. and its subsidiaries (“BANCOLOMBIA” or “The Bank”) which Bancolombia controls, amongst others, by owning directly or indirectly, more than 50% of the voting capital stock. This financial information has been prepared based on financial records generated in accordance with International Financial Reporting Standards – IFRS. BANCOLOMBIA maintains accounting records in Colombian pesos, referred to herein as “Ps.” or “COP”. The financial information for the quarter ended December 31, 2021 is not necessarily indicative of the results for any other future interim period. For more information, please refer to the Bank's filings with the Securities and Exchange Commission, which are available on the Commission's website at www.sec.gov.

. BANCOLOMBIA’s first IFRS financial statements will cover the year ending in 2015. CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. Any reference to BANCOLOMBIA means the Bank together with its affiliates, unless otherwise specified.

Representative Market Rate, January 1, 2022 $3,981.16 = US$ 1

4Q21

	Quarter			As of
PRINCIPAL RATIOS	4Q20	3Q21	4Q21	4Q20	4Q21
PROFITABILITY
Net interest margin (1) from continuing operations	3.99%	4.97%	5.31%	4.91%	5.09%
Return on average total assets (2) from continuing operations	(0.41)%	1.41%	2.06%	0.11%	1.53%
Return on average shareholders´ equity (3)	(3.88)%	12.68%	18.53%	1.02%	14.03%
EFFICIENCY					—
Operating expenses to net operating income	53.66%	53.55%	55.94%	50.51%	52.16%
Operating expenses to average total assets	3.18%	3.54%	3.87%	3.08%	3.43%
Operating expenses to productive assets	3.69%	4.06%	4.49%	3.63%	3.96%
CAPITAL ADEQUACY
Shareholders' equity to total assets	10.39%	11.22%	11.12%	10.39%	11.12%
Technical capital to risk weighted assets	14.74%	15.31%	15.49%	14.74%	15.49%
KEY FINANCIAL HIGHLIGHTS
Net income per ADS from continuing operations	(0.32)	1.03	1.51	0.33	4.27
Net income per share $COP from continuing operations	(276.80)	980.03	1,502.08	286.95	4,248.99
P/BV ADS (4)	1.25	1.05	0.94	1.25	0.94
P/BV Local (5) (6)	1.27	1.05	1.04	1.27	1.04
P/E (7) from continuing operations	(31.38)	8.41	5.52	121.08	7.81
ADR price	40.18	34.62	31.59	40.18	31.59
Common share price (8)	34,980	32,960	34,700	34,980	34,700
Weighted average of Preferred Shares outstanding	961,827,000	961,827,000	961,827,000	961,827,000	961,827,000
USD exchange rate (quarter end)	3,432.50	3,812.77	3,981.16	3,432.50	3,981.16

(1)Defined as net interest income divided by monthly average interest-earning assets. (2) Net income divided by monthly average assets. (3) Net income divided by monthly average shareholders’ equity. (4) Defined as ADS price divided by ADS book value. (5) Defined as share price divided by share book value. (6) Share prices on the Colombian Stock Exchange. (7) Defined as market capitalization divided by annualized quarter results. (8) Prices at the end of the respective quarter.

4Q21

1.BALANCE SHEET

1.1.Assets

As of December 31, 2021, Bancolombia's assets totaled COP 289,955 billion, which represents a growth of 7.5% compared to 3Q21 and 13.4% compared to 4Q20.

During the quarter, the peso depreciated 4.4% against the US dollar and 16.0% in the last 12 months. The average exchange rate was 1.2% higher in 4Q21 versus 3Q21, and 1.5% higher in the last 12 months.

The increase in total assets during the first quarter is largely explained by the growth in the loan book.

.

1.2.Loan Portfolio

The following table shows the composition of Bancolombia’s loans by type and currency:

			Amounts in USD		Amounts in USD
(COP Million)	Amounts in COP		converted to COP		(thousands)		Total
(1 USD = 3,812.77 COP)	4Q21	4Q21 / 3Q21	4Q21	4Q21 / 3Q21	4Q21	4Q21 / 3Q21	4Q21	4Q21 / 3Q21
Commercial loans	92,155,205	2.51%	47,847,661	7.57%	12,018,523	3.02%	140,002,866	4.19%
Consumer loans	33,834,247	6.61%	14,570,870	5.24%	3,659,956	0.79%	48,405,117	6.20%
Mortgage loans	16,623,474	4.79%	14,023,313	5.67%	3,522,419	1.20%	30,646,787	5.19%
Small business loans	664,608	(0.14)%	618,008	6.60%	155,233	2.09%	1,282,616	3.00%
Interests paid in advance	(12,199)	(2.06)%	(1,703)	101.07%	(428)	92.57%	(13,903)	4.50%
Gross loans	143,265,334	3.70%	77,058,150	6.76%	19,355,703	2.25%	220,323,483	4.75%

In 4Q21, gross loans grew 4.8% compared to 3Q21 and 15.1% compared to 4Q20. During the last 12 months peso-denominated loans grew 10.6% and the dollar-denominated loans (expressed in USD) grew 7.5%.

At the end of 4Q21, Banco Agricola operations in El Salvador, Banistmo in Panama and BAM in Guatemala represented 28% of total gross loans.

Gross loans denominated in currencies other than COP, generated by operations in Central America, the international operation of Bancolombia Panamá, Puerto Rico and the USD denominated loans in Colombia, accounted for 35.0% of the portfolio, and grew 6.8% in the quarter (when expressed in COP).

Total reserves (provisions in the balance sheet) for loan losses decreased 5.0% during the quarter and totaled COP 15,864 billion equivalents to 7.2% of the gross loans at the end of the quarter.

The fourth quarter reflected the most accelerated performance in disbursements for the consolidated book. Colombia was the most dynamic market in terms of growth, up 3.9% in the loan balance during the quarter, mainly driven by home lending (+4.8%) and retail (+6.7%), particularly, personal loans and mortgages stand out with the highest growth. To a lesser extent, payrolls and credit cards also contribute to growth. On the commercial side, it was a strong quarter for originations, however, higher prepayments from specific clients impacted the final balance. The portfolio expanded 2.8%, revealing the gradual reactivation across different sectors of the economy in the country. BAM in Guatemala reported a growth in its portfolio of 3.2% (calculated in USD) largely attributed to the performance on the retail side. Banistmo reported an increase of 0.2% (calculated in USD), with a positive performance in the commercial portfolio with originations growing during 4Q21. Lastly, Banco

4Q21

Agricola reported a contraction of 0.9% during the quarter (calculated in USD), basically because of prepayments on the commercial side greater than disbursements.

For further explanation regarding coverage of the loan portfolio and credit quality trends, (see section 2.4. Asset Quality, Provision Charges and Balance Sheet Strength).

The following table summarizes Bancolombia’s total loan portfolio:

LOAN PORTFOLIO						% of total
(COP million)	4Q20	3Q21	4Q21	4Q21 / 3Q21	4Q21 / 4Q20	loans
Commercial	123,131,979	134,378,209	140,002,866	4.19%	13.70%	63.54%
Consumer	41,098,737	45,579,777	48,405,117	6.20%	17.78%	21.97%
Mortgage	25,959,112	29,134,678	30,646,787	5.19%	18.06%	13.91%
Microcredit	1,232,748	1,245,255	1,282,616	3.00%	4.05%	0.58%
Interests received in advance	(12,846)	(13,304)	(13,903)	4.50%	8.23%	(0.01)%
Total loan portfolio	191,409,730	210,324,616	220,323,483	4.75%	15.11%	100.00%
Allowance for loan losses	(16,616,043)	(16,697,342)	(15,864,482)	(4.99)%	(4.52)%	0.00
Total loans, net	174,793,687	193,627,274	204,459,001	5.59%	16.97%	0.00

1.3.Investment Portfolio

As of December 31, 2021, Bancolombia's net investment portfolio totaled COP 29.289 billion, increasing 9.1% from the end of 3Q21 and decreasing 0.9% from the end of 4Q20.

At the end of 4Q21, the debt securities portfolio had a duration of 17.6 months and a weighted average yield to maturity of 5.5%.

1.4.Goodwill and intangibles

At the end of 4Q21, Bancolombia's goodwill and intangibles totaled COP 8,629 billion, up 4.5% compared to 3Q21. This quarterly variation is mainly explained by the depreciation of the COP against the USD.

1.5.Funding

As of December 31, 2021, Bancolombia's liabilities totaled COP 255,930 billion, growing 7.6% from the end of 3Q21, and 12.5% compared to 4Q20.

Customer deposits totaled COP 210,391 billion (82.2% of liabilities) at the end of 4Q21, up 10.9% compared to 3Q21 and 16.4% over the last 12 months. The net loans to deposits ratio was 97.2% at the end of 4Q21 decreasing compared to 102.1% in 3Q21, explained by a significant increase in all deposits that represent the main source of funding for the bank.

Checking and saving accounts presented the highest variation in volume during the quarter, in line with the trend experienced during the last 2 years. This performance has contributed to sustaining a low funding cost in 2021 and a sound liquidity position.

Funding mix
COP Million	4Q20		3Q21		4Q21
Checking accounts	31,894,229	15%	36,114,377	16%	40,567,168	17%
Saving accounts	86,147,655	40%	94,792,902	42%	106,398,922	44%
Time deposits	61,083,519	29%	56,799,008	25%	59,492,839	25%
Other deposits	3,911,553	2%	8,422,856	4%	4,695,244	2%
Long term debt	19,126,593	9%	20,249,849	9%	21,093,864	9%
Loans with banks	11,964,700	6%	8,894,455	4%	9,437,963	4%
Total Funds	214,128,249	100%	225,273,447	100%	241,686,000	100%

4Q21

1.6.Shareholders’ Equity and Regulatory Capital

Shareholders’ equity at the end of 4Q21 was COP 32,234 billion, increasing by 6.5% compared to 3Q21 and by 21.4% when compared to 4Q20.

Bancolombia's consolidated solvency ratio under Basel III was 15.49% in 4Q21, while the basic capital ratio (Tier 1) was 11.92%. basic solvency ratio and total solvency have both revealed a sustained growth in previous quarters, primarily after the adoption of Basel III regulation in 2020. The group is prepared to fully comply with the minimum regulatory requirements, considering the gradual adoption.

The tangible capital ratio, defined as shareholders’ equity minus goodwill and intangible assets divided by tangible assets, was 8.2% at the end of 4Q21.

TECHNICAL CAPITAL RISK WEIGHTED ASSETS
Consolidated (COP millions)	4Q20%		3Q21%		4Q21%
Basic capital (Tier I)	20,824,348	11.24%	23,814,144	11.76%	25,513,812	11.92%
Additional capital (Tier II)	6,494,242	3.50%	7,204,502	3.56%	7,635,894	3.57%
Technical capital (1)	27,318,590		31,004,560		33,135,107
Risk weighted assets including market risk	185,215,575		202,466,236		213,956,057
CAPITAL ADEQUACY (2)		14.74%		15.31%		15.49%

(1)	(1) Technical capital is the sum of basic and additional capital, minus deductions ($14,086MM for 3Q21 and $14,599MM for 4Q21).
(2)	(2) Operational risk only applies to 4Q21, 3Q21 and 4Q21 after the adoption of Basel III regulation.
(3)	(3) Capital adequacy is technical capital divided by risk-weighted assets.

2.INCOME STATEMENT

Net income was COP 1,445 billion in 4Q21, or COP 1,502.08 per share (USD $ 1.51 per ADR). This profit represents an increase of 53.3% compared to 3Q21 totaling 4,087 billion for the full year. Bancolombia's annualized return on equity (“ROE”) was 18.5% for 4Q21 and 14.0% for the last 12 months.

2.1.Net Interest Income

Net interest income totaled COP 3,208 billion in 4Q21, 10.4% greater than the value reported in 3Q21, and 43.0% above 4Q20. The growth in net interest income is a result of originations remaining at high levels during the year and the cost of funding improvement. During 4Q21, the investment, interest rate derivatives and repos portfolio generated COP 199 billion, 34.4% higher when compared to 3Q21.

Net Interest Margin

The annualized net interest margin increased to 5.3% during 4Q21. The annualized net interest margin for investments in 4Q21 was 1.3%. A slight devaluation of the Colombian peso during the fourth quarter of 2021 favored the bank's position in treasury bills, explaining the increase in the interest margin. Such position proceeds partially from the resources generated by the derivatives portfolio, that are in fact used as liquid assets.

The annualized net interest margin of the loan portfolio was 5.9%, up 25 basis points compared to 3Q21. This inflection point in the margin is due to the originations dynamics during the second half of the year, coupled with the beginning of the rates hike cycle by the central bank in Colombia. The higher proportional growth of interest income compared to interest expenses contributes to a better net margin, amid an efficient liability cost management.

4Q21

Annualized Interest
Margin	4Q20	3Q21	4Q21
Loans' Interest margin	5.3%	5.6%	5.9%
Debt investments' margin	(3.2)%	0.6%	1.3%
Net interest margin	4.0%	5.0%	5.3%

The total cost of financing stands out as one of the most positive variables during 2021. The increase in demand deposits together with the decrease in time deposits have contributed to materializing a strategy to improve the funding cost with evident efficiencies.

Savings accounts and checking accounts increased their share within the financing structure during the quarter and over the last 12 months. Savings accounts represented 40% in 4Q20, increasing to 44% of total funding by 4Q21. On the other hand, checking accounts represented 15% in 4Q20, rising to 17% of total funding in 4Q21. The annualized average weighted cost of deposits was 1.42% in 4Q21, up 1 basis points compared to 3Q21 and down 40 basis points compared to 4Q20.

Average weighted
funding cost	4Q20	3Q21	4Q21
Checking accounts	0.00%	0.00%	0.00%
Saving accounts	0.83%	0.69%	0.76%
Time deposits	3.92%	3.47%	3.52%
Total deposits	1.82%	1.41%	1.42%
Long term debt	5.06%	5.32%	5.50%
Loans with banks	2.18%	1.86%	2.05%
Total funding cost	2.16%	1.81%	1.84%

2.2.Fees and Income from Services

During 4Q21, net fees and income from services totaled COP 947 billion, growing 7.6% compared to 3Q21, and 19.4% compared to 4Q20.

The quarterly increase is largely explained by the operation in Colombia. Seasonal effects of the last months of the year showed a high volume of transactions, leading to better results in the acquiring business. Higher revenues are evidenced in transaction flows completed in commercial establishments both in debit cards and credit cards through POS and electronic payments, as well as domestic and international purchases through our affiliated networks.

The bancassurance business had a significant contribution during 4Q21 thanks to continued growth on distributed products. In the annual analysis, 2020 presented a lower claims ratio because of the pandemic, which explains a decrease during 2021 in the net result.

Payments and collections performed very well, growing 9.0% in 4Q21 when compared to 3Q21. This positive evolution is due to higher revenues from cash collection services, an increase in fees from banking services, and greater transaction activity in the month of December, which boosted the income from payments in the commercial.

2.3.Other Operating Income

Total other operating income was COP 598 billion in 4Q21, up by 7.9% compared to 3Q21 and down by 24.0% compared to 4Q20.

The quarterly growth is mainly explained by the operating leases division and by profits on the sale of assets. Revenues in the operating leases segment totaled COP 277 billion in 4Q21, presenting an increase of 15.3% compared to 3Q21 and 45.9% compared to 4Q20. The better results are predominantly based on higher fees

4Q21

obtained by vehicle purchases intermediation, the higher income in maintenance and services from the operating leases payments, as well as a dynamic evolution in the renting business segment.

2.4.Asset Quality, Provision Charges and Balance Sheet Strength

The principal balance for past due loans (those that are overdue for more than 30 days) totaled COP 8,675 billion at the end of 4Q21 and represents 4.0% of total gross loans, decreasing when compared to 3Q21, when past due loans represented 4.4% of total gross loans. During the quarter, charge-offs totaled COP 1.140 billion.

The coverage, measured by the ratio of allowances for loans losses (principal) to PDLs (overdue 30 days), was 166.3% at the end of 4Q21, decreasing compared to 167.2% at the end of 3Q21. The deterioration of the loan portfolio (new past due loans including charge-offs) was COP 743 billion.

During 4Q21, there was a reversal in provisions charges (net of recoveries), amounting to COP 1,440 million. In line with the trend observed in the previous quarter, the decrease in this item is associated with a more favorable outlook than initially considered. For 2021, the main events that support the results in provisions are related to macroeconomic improvement, the provision models finetuning, the evolution to better ratings for the high risk portfolio, and the lower reported deterioration.

Provisions as a percentage of the average gross loans were 0.0% annualized for 4Q21 and 1.2% for the last 12 months. Bancolombia maintains a strong balance sheet supported by an adequate level of loan loss reserves. Allowances (for the principal) for loan losses totaled COP 14,426 billion, or 6.7% of total loans at the end of 4Q21, decreasing when compared to 3Q21.

The following tables present key metrics related to asset quality:

ASSET QUALITY	As of
(COP millions)	4Q20	3Q21	4Q21
Total 30‑day past due loans	9,136,694	9,072,180	8,674,971
Allowance for loan losses (1)	15,070,638	15,167,612	14,425,719
Past due loans to total loans	4.93%	4.44%	4.05%
Allowances to past due loans	165%	167.19%	166.29%
Allowance for loan losses as a percentage of total loans	8.13%	7.43%	6.73%

(1)	Allowances are reserves for the principal of loans.

	% Of loan	30 days
PDL Per Category	Portfolio	4Q20	3Q21	4Q21
Commercial loans	63.5%	4.45%	3.91%	3.31%
Consumer loans	22.0%	6.12%	5.65%	5.17%
Mortgage loans	13.9%	4.94%	4.70%	5.29%
Microcredit	0.6%	12.79%	11.36%	11.41%
PDL TOTAL		4.93%	4.44%	4.05%

	% Of loan	90 days
PDL Per Category	Portfolio	4Q20	3Q21	4Q21
Commercial loans	63.5%	3.97%	3.43%	2.95%
Consumer loans	22.0%	3.43%	3.47%	2.80%
Mortgage loans*	13.9%	3.42%	2.93%	2.75%
Microcredit	0.6%	9.41%	8.77%	7.56%
PDL TOTAL		3.81%	3.40%	2.92%

*	Mortgage loans that were overdue were calculated for past due loans for 120 days instead of 90 days.

3Q21			4Q21			4Q21 / 3Q21
Loans	Allowances	%	Loans	Allowances	%	Loans	Allowances

4Q21

Stage 1	175,581,210	2,468,194	1.4%	185,100,233	2,454,817	1.3%	5.4%	(0.5)%
Stage 2	18,335,633	3,868,418	21.1%	19,299,753	3,323,535	17.2%	5.3%	(14.1)%
Stage 3	16,407,772	10,360,730	63.1%	15,923,497	10,086,130	63.3%	(3.0)%	(2.7)%
Total	210,324,615	16,697,342	7.9%	220,323,483	15,864,482	7.2%	4.8%	(5.0)%

Stage 1. Financial instruments that do not deteriorate since their initial recognition or that have low credit risk at the end of the reporting period. (12-month expected credit losses).

Stage 2. Financial instruments that have significantly increased their risk since their initial recognition. (Lifetime expected credit losses).

Stage 3. Financial instruments that have Objective Evidence of Impairment in the reported period. (Lifetime expected credit losses).

2.5.Operating Expenses

During 4Q21, operating expenses totaled COP 2,713 billion, increasing by 14.1% compared to 3Q21 and by 30.6% compared to 4Q20.

Personnel expenses (salaries, bonus plan payments and compensation) totaled COP 1,134 billion in 4Q21, which represents an increase of 15.7% from 3Q21 and 54.6% from 4Q20.

Accumulated operating expenses for the year increased by 14.6% compared to 2020. The greatest contribution to this growth is linked to labor expenses, which grew by 24.2% as a result mainly of the reactivation of bonuses during 2021, when excluding this item from the calculation, the increase in salaries was 4.7%. for the full year, general expenses grew by 8.7%, highlighting in the first place, the operating leases and renting business due to an accelerated growth and consequently a higher operating burden associated with assets depreciation; and, secondly, the contribution of the digital transformation mainly related to technology costs, given the fast development in 2021.

As of December 31, 2021, Bancolombia had 31.245 employees, owned 910 branches, 6,054 ATMs, 24,884 banking agents and served more than 25 million customers.

2.6.Taxes

In 4Q21, Grupo Bancolombia's income tax was COP $649 billion, impacted mainly by the operation in Colombia. Tax benefits were obtained that led to a lower tax burden. For Colombia, those benefits related to investments in real productive fixed assets, exempt income from low-income home lending portfolio and untaxed dividends. For the remaining operations, tax benefits were associated with the exempt income from returns on securities issued by the Governments of Guatemala, El Salvador, and Panama.

3.BREAK DOWN OF OPERATIONS

The following table summarizes the financial statements of our operations in each country.

BANCOLOMBIA S.A. (STAND ALONE) – COLOMBIA

Loans in Bancolombia S.A. show an interesting dynamism in the last quarter, growing 3.9% and 11.7% in an annual basis, clearly determined by the second half, as an effect of the economic reactivation in the country. In balance, the commercial portfolio show an increase of COP 9.1 trillion, highlighting the good performance of peso-denominated loans and the foreign currency portfolio, which is also impacted by the 16.0% depreciation of the Colombian peso during the year. On the retail side, the balance increased by COP 7.7 trillion. Personal loans stand out with disbursements reaching pre-pandemic levels. Mortgage loans come up with over 31% of growth for the retail segment, reporting an increase of COP 2.4 trillion, driven by a better dynamic in the real estate business that was reflected in the higher levels of originations during the year.

Net result for Bancolombia S.A. in 4Q21 was a profit of COP 2.6 trillion, which represents a significant increase vs 3Q21 compared to the previous year when the net result was negative, thus denoting the quarter with the best operating results in the year. In line with the good performance of the loan portfolio, net interest income had a positive evolution in the quarter, while provisions reversal was made for Bancolombia S.A. because of asset quality and better macro scenarios

4Q21

estimated in the risk models. Operating income was further favored by a good performance in net fees, driven by the line of credit and debit cards and commercial establishments, following a period of the year with high transaction flows.

For the full year, Bancolombia S.A. net income was COP 4.1 trillion, by moving from an ROE of 1.0% in 2020 to 22.2% in the last 12 months. The benefit on provision stands out in the variation of the net result at the end of 2021. In other net operating income (growing 220.1% in 2021 vs. 2020), it is worth noting the great contribution from the operating leases  business line, as well as the renting division.

BALANCE SHEET AND INCOME STATEMENT	Quarter			Growth
(COP million)	4Q20	3Q21	4Q21	4Q21 / 3Q21	4Q21 / 4Q20
ASSETS
Gross loans	135,572,248	145,833,265	151,488,151	3.88%	11.74%
Allowances for loans	(13,054,985)	(12,742,942)	(12,041,849)	(5.50)%	(7.76)%
Investments	27,143,924	24,595,724	41,136,089	67.25%	51.55%
Other assets	24,805,307	22,031,217	27,593,526	25.25%	11.24%
Total assets	174,466,494	179,717,263	208,175,917	15.84%	19.32%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	119,256,503	121,320,181	135,477,118	11.67%	13.60%
Other liabilities	39,294,248	41,567,328	39,948,973	(3.89)%	1.67%
Total liabilities	158,550,751	162,887,510	175,426,091	7.70%	10.64%
Shareholders’ equity	15,915,743	16,829,753	32,749,826	94.59%	105.77%
Total liabilities and shareholders’ equity	174,466,494	179,717,263	208,175,917	15.84%	19.32%

Interest income	2,449,559	2,848,121	3,177,936	11.58%	29.74%
Interest expense	(822,997)	(699,400)	(765,363)	9.43%	(7.00)%
Net interest income	1,626,562	2,148,720	2,412,572	12.28%	48.32%
Net provisions	(1,535,877)	(525,261)	127,031	(124.18)%	(108.27)%
Fees and income from service, net	501,730	592,288	674,794	13.93%	34.49%
Other operating income	517,519	299,924	1,665,706	455.38%	221.86%
Total operating expense	(1,357,537)	(1,592,899)	(1,787,013)	12.19%	31.64%
Profit before tax	(247,604)	922,771	3,093,091	235.20%	(1349.21)%
Income tax	(5,849)	(454,905)	(537,240)	18.10%	9085.12%
Net income	(253,453)	467,866	2,555,851	446.28%	(1108.41)%

BANISTMO- PANAMA

Loans in Banistmo closed 4Q21 with a slight growth against the previous quarter (0.2% calculated in USD), affected by the increase in charge-offs. Over the year, it is worth noting the dynamics in mortgages with the highest growth in the portfolio, the reactivation of retail stimulating growth on loans to individuals and outpacing the commercial segment, in line with the market.

Net result for Banistmo in 4Q21 was a loss of COP 59.4 billion, largely due to the increase in provisions (mainly on the corporate side) and the increase in operating expenses, due to seasonal effects in labor and administrative expenses. Net interest margin increased compared to the previous quarter, driven by a lower interest expense, which is mainly derived from a reduction on time deposits interests.

For the full year, Banistmo's net income was COP 202 billion, which represents a significant improvement compared to the loss generated in 2020, by moving from an ROE of -4.3% in 2020 to 5.2% in 2021. The reduction in provisions charges

4Q21

is relevant due to the positive performance of loans previously covered under reliefs, macroeconomic improvement, as well as a lower-than-expected level of write-offs.

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT	Quarter			Growth
(COP million)	4Q20	3Q21	4Q21	4Q21 / 3Q21	4Q21 / 4Q20
ASSETS
Gross loans	26,652,103	30,083,684	31,471,286	4.61%	18.08%
Allowances for loans	(1,734,304)	(2,169,067)	(2,104,870)	(2.96)%	21.37%
Investments	4,613,723	5,287,982	5,333,736	0.87%	15.61%
Other assets	5,526,993	5,304,053	5,861,059	10.50%	6.04%
Total assets	35,058,516	38,506,651	40,561,211	5.34%	15.70%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	23,672,878	27,022,820	28,350,862	4.91%	19.76%
Other liabilities	7,807,214	7,279,844	7,880,277	8.25%	0.94%
Total liabilities	31,480,091	34,302,664	36,231,139	5.62%	15.09%
Shareholders’ equity	3,578,424	4,203,987	4,330,072	3.00%	21.00%
Total liabilities and shareholders’ equity	35,058,516	38,506,651	40,561,211	5.34%	15.70%

Interest income	458,680	505,839	511,757	1.17%	11.57%
Interest expense	(215,256)	(202,850)	(201,993)	(0.42)%	(6.16)%
Net interest income	243,424	302,989	309,764	2.24%	27.25%
Net provisions	(416,770)	(20,761)	(135,942)	554.79%	(67.38)%
Fees and income from service, net	47,847	55,229	52,582	(4.79)%	9.90%
Other operating income	13,930	5,196	7,674	47.67%	(44.91)%
Total operating expense	(197,102)	(189,379)	(279,254)	47.46%	41.68%
Profit before tax	(308,671)	153,274	(45,175)	(129.47)%	(85.36)%
Income tax	89,506	(29,906)	(14,219)	(52.46)%	(115.89)%
Net income	(219,165)	123,368	(59,393)	(148.14)%	(72.90)%

BANCO AGRÍCOLA- EL SALVADOR

Loans in Banco Agricola fell 0.9% in the total balance (calculated in USD), with a mixed performance by segment. On the commercial side, a high volume of prepayments outpaced originations, which explains the reduction when compared to 3Q21. A similar trend takes place in retail loans decreasing in the closing balance, attributed mostly to payroll products. On the other hand, home lending shows a quarterly growth, shifting a stable trend seen in most of the year. Compared to the previous year, the portfolio with the best dynamics is the commercial one.

Net result for Banco Agricola in 4Q21 was a profit of COP 25.6 billion. Operating expenses increased, primarily caused by an increase in employee bonuses. Net fees decreased due to higher expenses related to credit and debit card associations given the higher transactional flows experienced in the last months of the year. Net interest income rose during the quarter, influenced by a positive performance on investments. Similarly, net provision benefits contributed to the bottom line in the same way as in 3Q21.

For the full year, Banco Agricola net profit was COP 419 billion, increasing the result of 2020, by moving from an ROE of 10.4% to 19.1% in 2021. In the balance of operating income, we must highlight: an efficient cost of funding management, driven by lower deposit expenses, mainly in time deposits; the good performance of net fees and provisions reversal during the year, offsetting the increase in expenses derived mainly from employees’ bonuses.

4Q21

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT	Quarter			Growth
(COP million)	4Q20	3Q21	4Q21	4Q21 / 3Q21	4Q21 / 4Q20
ASSETS
Gross loans	11,663,275	13,697,195	14,179,860	3.52%	21.58%
Allowances for loans	(727,748)	(779,557)	(676,827)	(13.18)%	(7.00)%
Investments	2,869,631	2,229,670	2,923,673	31.13%	1.88%
Other assets	4,145,988	4,448,034	4,553,355	2.37%	9.83%
Total assets	17,951,146	19,595,342	20,980,061	7.07%	16.87%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	13,878,209	14,926,266	15,695,573	5.15%	13.10%
Other liabilities	2,266,166	2,308,249	2,720,990	17.88%	20.07%
Total liabilities	16,144,374	17,234,514	18,416,563	6.86%	14.07%
Non-controlling interest	—	23,020	23,950	-	-
Shareholders’ equity	1,806,771	2,337,807	2,539,548	8.63%	40.56%
Total liabilities and shareholders’ equity	17,951,146	19,595,342	20,980,061	7.07%	16.87%

Interest income	287,408	295,825	319,512	8.01%	11.17%
Interest expense	(66,100)	(59,245)	(58,500)	(1.26)%	(11.50)%
Net interest income	221,307	236,580	261,013	10.33%	17.94%
Net provisions	(133,693)	16,808	22,855	35.98%	(117.10)%
Fees and income from service, net	63,879	65,641	55,076	(16.10)%	(13.78)%
Other operating income	6,032	4,331	3,784	(12.61)%	(37.26)%
Total operating expense	(123,824)	(173,310)	(200,343)	15.60%	61.80%
Profit before tax	33,701	150,050	142,386	(5.11)%	322.49%
Income tax	(12,727)	(39,306)	(40,671)	3.47%	219.56%
Net income before non-controlling interest	20,974	110,743	101,715	(8.15)%	384.95%
Non-controlling interest	—	(2,032)	(1,933)	-%	-%
Net income	20,974	108,712	99,782	(8.21)%	375.74%

GRUPO AGROMERCANTIL HOLDING – GUATEMALA

Loans in BAM continued the positive trend during the year, closing with a quarterly growth of 3.2% (calculated in USD). This increase is explained by the good economic performance of the country, the initiatives undertaken to increase disbursements in retail loans supported by pre-approved strategies, and the good results in the home lending portfolio that has sustained a stable growth. The fourth quarter of 2021 was the best performing quarter for consumer loans. When analyzing the composition of BAM's gross portfolio by segment, during 2021 the commercial book reduced its share over the total by moving from 74.6% to 72.3%, whereas the retail and mortgage portfolio gained in size, growing 1.8% and 0.5% respectively (15.1% and 12.5% of the total portfolio at the end of December 2021).

The net result for BAM in 4Q21 was a profit of COP 45,479 billion, impacted by the best performance in the net margin, following an income growth in investments. Despite this, the net result decreased compared to the previous quarter, largely explained by two factors. First, higher provision charges. Second, the increase in operating expenses caused mainly by projects related to technology and cybersecurity. To a lesser extent, seasonal labor expenses, which in turn show a favorable decrease when analyzing the accumulated figures as of December.

For the full year, the net result of BAM was a profit of COP 314 billion, improving when comparted to the losses generated in 2020, by moving from an ROE of -2.5% to 20.4% for the last 12 months. In 2021, it is worth noting the better outcome in provision expenses and asset quality, the good performance in the funding cost and the loan mix rearrangement.

4Q21

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT	Quarter			Growth
(COP million)	4Q20	3Q21	4Q21	4Q21 / 3Q21	4Q21 / 4Q20
ASSETS
Gross loans	12,314,524	14,342,167	15,453,481	7.75%	25.49%
Allowances for loans	(900,125)	(789,614)	(823,258)	4.26%	(8.54)%
Investments	1,899,426	1,558,749	1,585,583	1.72%	(16.52)%
Other assets	2,990,269	3,295,155	3,294,881	(0.01)%	10.19%
Total assets	16,304,094	18,406,457	19,510,688	6.00%	19.67%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	12,514,295	14,126,848	15,039,986	6.46%	20.18%
Other liabilities	2,538,090	2,589,817	2,723,672	5.17%	7.31%
Total liabilities	15,052,385	16,716,665	17,763,658	6.26%	18.01%
Non-controlling interest	21,095	20,715	20,991	1.33%	(0.50)%
Shareholders’ equity	1,230,614	1,669,077	1,726,039	3.41%	40.26%
Total liabilities and shareholders’ equity	16,304,094	18,406,457	19,510,688	6.00%	19.67%

Interest income	235,649	291,874	302,515	3.65%	28.37%
Interest expense	(116,590)	(107,641)	(109,712)	1.92%	(5.90)%
Net interest income	119,060	184,232	192,803	4.65%	61.94%
Net provisions	86,919	20,071	(269)	(101.34)%	(100.31)%
Fees and income from service, net	34,751	26,306	28,423	8.05%	(18.21)%
Other operating income	21,301	21,077	25,132	19.24%	17.99%
Total operating expense	(169,219)	(148,523)	(178,747)	20.35%	5.63%
Profit before tax	92,812	103,163	67,343	(34.72)%	(27.44)%
Income tax	(25,489)	(27,116)	(21,304)	(21.43)%	(16.42)%
Net income before non-controlling interest	67,322	76,047	46,038	(39.46)%	(31.61)%
Non-controlling interest	(1,219)	(999)	(560)	(43.96)%	(54.09)%
Net income	66,103	75,048	45,479	(39.40)%	(31.20)%

4.BANCOLOMBIA Company Description (NYSE: CIB)

GRUPO BANCOLOMBIA is a full service financial conglomerate incorporated in Colombia that offers a wide range of banking products and services to a diversified individual and corporate customer base of more than 25 million customers. GRUPO BANCOLOMBIA delivers its products and services via its regional network comprised of Colombia’s largest non-government owned banking network, El Salvador’s leading financial conglomerate (Banagricola S.A.), off-shore and local (Banistmo S.A.) banking subsidiaries in Panama, Guatemala, Cayman and Puerto Rico. Together, BANCOLOMBIA and its subsidiaries provide stock brokerage, investment banking, leasing, factoring, consumer finance, fiduciary and trust services, asset management, among others.

Contact Information
Bancolombia’s Investor Relations
Phone:	(571) 4885371 / (574) 4043917 / (574) 4041918
E-mail:	IR@bancolombia.com.co
Contacts:	Carlos Raad (IR Director) /Luis German Pelaez / Santiago López / Lina Michelle Alvarado
Website:	http://www.grupobancolombia.com/wps/portal/about-us/corporate-information/investor-relations/

4Q21

CONSOLIDATED BALANCE SHEET				Growth			% of
(COP million)	4Q20	3Q21	4Q21	4Q21 / 3Q21	4Q21 / 4Q20	% of Assets	Liabilities
ASSETS
Cash and balances at central bank	20,185,074	17,416,403	23,147,676	32.91%	14.68%	7.99%
Interbank borrowings	3,193,915	1,887,345	1,388,411	(26.44)%	(56.53)%	0.48%
Reverse repurchase agreements and other similar secured lend	322,160	871,417	793,759	(8.91)%	146.39%	0.27%
Financial assets investment	29,553,003	26,847,176	29,289,301	9.10%	(0.89)%	10.10%
Derivative financial instruments	2,800,719	1,861,603	2,454,005	31.82%	(12.38)%	0.85%
Loans and advances to customers	191,409,730	210,324,615	220,323,483	4.75%	15.11%	76.01%
Allowance for loan and lease losses	(16,616,043)	(16,697,342)	(15,864,482)	(4.99)%	(4.52)%	(5.47)%
Investment in associates and joint ventures	2,506,315	2,650,724	2,720,559	2.63%	8.55%	0.94%
Goodwill and Intangible assets, net	7,507,321	8,258,042	8,628,772	4.49%	14.94%	2.98%
Premises and equipment, net	4,302,304	4,632,921	5,100,652	10.10%	18.56%	1.76%
Investment property	2,839,350	2,804,797	3,132,220	11.67%	10.31%	1.08%
Right of use assets	1,661,015	1,668,067	1,695,865	1.67%	2.10%	0.59%
Prepayments	376,608	423,509	454,595	7.34%	20.71%	0.16%
Tax receivables	1,204,529	2,079,244	1,642,933	(20.98)%	36.40%	0.57%
Deferred tax	675,295	745,647	746,375	0.10%	10.53%	0.26%
Assets held for sale and inventories	509,145	532,697	546,794	2.65%	7.39%	0.19%
Other assets	3,138,065	3,444,356	3,654,130	6.09%	16.45%	1.26%
Total assets	255,568,505	269,751,221	289,855,048	7.45%	13.42%	100.00%
LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Deposit by customers	180,820,793	189,645,429	210,390,848	10.94%	16.35%	72.58%	82.21%
Interbank Deposits	762,574	1,108,810	886,405	(20.06)%	16.24%	0.31%	0.35%
Derivative financial instrument	2,381,326	1,557,688	1,961,109	25.90%	(17.65)%	0.68%	0.77%
Borrowings from other financial institutions	11,202,126	7,785,645	8,551,558	9.84%	(23.66)%	2.95%	3.34%
Debt securities in issue	19,126,593	20,249,849	21,093,864	4.17%	10.29%	7.28%	8.24%
Lease liability	1,818,358	1,799,365	1,819,077	1.10%	0.04%	0.63%	0.71%
Preferred shares	584,204	569,477	584,204	2.59%	0.00%	0.20%	0.23%
Repurchase agreements and other similar secured borrowing	2,216,163	6,483,714	763,325	(88.23)%	(65.56)%	0.26%	0.30%
Current tax	296,404	1,001,089	261,653	(73.86)%	(11.72)%	0.09%	0.10%
Deferred tax	1,056,094	806,106	1,016,586	26.11%	(3.74)%	0.35%	0.40%
Employees benefit plans	823,945	795,374	838,237	5.39%	1.73%	0.29%	0.33%
Other liabilities	6,364,712	6,079,325	7,762,724	27.69%	21.97%	2.68%	3.03%
Total liabilities	227,453,292	237,881,871	255,929,590	7.59%	12.52%	88.30%	100.00%
SHAREHOLDERS’ EQUITY
Share Capital	480,914	480,914	480,914	0.00%	0.00%	0.17%
Additional paid-in-capital	4,857,454	4,857,454	4,857,454	0.00%	0.00%	1.68%
Appropriated reserves	13,830,604	14,652,496	14,661,007	0.06%	6.00%	5.06%
Retained earnings	4,187,243	5,838,143	7,360,583	26.08%	75.79%	2.54%
Accumulated other comprehensive income, net of tax	3,189,014	4,432,132	4,874,389	9.98%	52.85%	1.68%
Stockholders’ equity attributable to the owners of the parent company	26,545,229	30,261,139	32,234,347	6.52%	21.43%	11.12%
Non-controlling interest	1,569,984	1,608,211	1,691,111	5.15%	7.72%	0.58%
Total liabilities and equity	255,568,505	269,751,221	289,855,048	7.45%	13.42%	100.00%

4Q21

INCOME STATEMENT	As of		Growth				Growth
(COP million)	Dic-20	Dic-21	Dic-21 / Dic-20	4Q20	3Q21	4Q21	4Q21 / 3Q21	4Q21 / 4Q20
Interest income and expenses
Interest on loans and financial leases
Commercial	6,814,749	6,073,718	(10.87)%	1,462,897	1,523,010	1,694,072	11.23%	15.80%
Consumer	5,472,703	5,362,194	(2.02)%	1,280,486	1,343,409	1,457,047	8.46%	13.79%
Small business loans	139,250	135,914	(2.40)%	29,976	33,632	36,666	9.02%	22.32%
Mortgage	1,876,304	2,331,971	24.29%	415,533	576,324	612,662	6.31%	47.44%
Leasing	1,829,971	1,440,493	(21.28)%	405,977	341,036	335,261	(1.69)%	(17.42)%
Interest income on loans and financial leases	16,132,977	15,344,290	(4.89)%	3,594,869	3,817,411	4,135,708	8.34%	15.04%
Interest income on overnight and market funds	32,362	9,413	(70.91)%	3,553	2,470	2,358	(4.53)%	(33.63)%
Interest and valuation on Investment	—	—	0.00	—	—	—	0.00	0.00
Debt investments, net	308,453	311,488	0.98%	81,961	70,102	79,043	12.75%	(3.56)%
Net gains from investment activities at fair value through income statement	—	—	0.00	—	—	—	0.00	0.00
Debt investments	533,506	466,124	(12.63)%	(151,957)	127,014	157,892	24.31%	(203.91)%
Derivatives	(337,796)	33,637	(109.96)%	(51,144)	(33,641)	(24,339)	(27.65)%	(52.41)%
Repos	(1,025)	(56,555)	5417.56%	(10,169)	(22,300)	(19,983)	(10.39)%	96.51%
Others	20,173	27,348	35.57%	15,054	7,061	6,544	(7.32)%	(56.53)%
Total Net gains from investment activities at fair value through profit and loss	214,858	470,554	119.01%	(198,216)	78,134	120,114	53.73%	(160.60)%
Total Interest and valuation on investments	523,311	782,042	49.44%	(116,255)	148,236	199,157	34.35%	(271.31)%
Total interest and valuation	16,688,650	16,135,745	(3.31)%	3,482,167	3,968,117	4,337,223	9.30%	24.56%
Interest expense
Borrowing costs	(527,825)	(293,949)	(44.31)%	(96,844)	(69,792)	(74,280)	6.43%	(23.30)%
Overnight funds	(5,838)	(3,870)	(33.71)%	(759)	(1,490)	(1,723)	15.64%	127.01%
Debt securities in issue	(1,053,989)	(1,053,441)	(0.05)%	(254,810)	(267,035)	(284,065)	6.38%	11.48%
Deposits	(4,084,192)	(2,814,505)	(31.09)%	(839,687)	(678,644)	(720,247)	6.13%	(14.22)%
Preferred Shares Dividends	(57,701)	(57,701)	0.00%	(14,726)	(14,325)	(14,726)	2.80%	0.00%
Interest right of use assets	(118,600)	(111,556)	(5.94)%	(28,970)	(27,012)	(29,571)	9.47%	2.07%
Other interest (expense)	(14,863)	(16,534)	11.24%	(3,725)	(4,301)	(4,865)	13.11%	30.60%
Total interest expenses	(5,863,008)	(4,351,556)	(25.78)%	(1,239,521)	(1,062,599)	(1,129,477)	6.29%	(8.88)%
Net interest margin and valuation income on financial instruments before impairment on loans and financial leases and off balance sheet credit instruments	10,825,642	11,784,189	8.85%	2,242,646	2,905,518	3,207,746	10.40%	43.03%
Credit impairment charges on loans and advance and financial leases	(7,772,663)	(3,086,614)	(60.29)%	(2,133,254)	(682,579)	(217,388)	(68.15)%	(89.81)%
Recovery of charged-off loans	436,908	565,436	29.42%	184,689	147,595	178,181	20.72%	(3.52)%
Credit impairment charges on off balance sheet credit instruments	(161,743)	81,661	(150.49)%	(68,795)	15,779	43,099	173.14%	(162.65)%
Credit impairment charges/recovery on investments	(28,951)	18,987	(165.58)%	(8,919)	4,850	(2,452)	(150.56)%	(72.51)%
Total credit impairment charges, net	(7,526,449)	(2,420,530)	(67.84)%	(2,026,279)	(514,355)	1,440	(100.28)%	(100.07)%
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments	3,299,193	9,363,659	183.82%	216,367	2,391,163	3,209,186	34.21%	1383.21%
Fees and commission income								0.00
Banking services	582,845	682,231	17.05%	160,610	175,816	185,112	5.29%	15.26%
Credit and debit card fees and commercial establishments	1,845,867	2,236,121	21.14%	530,272	569,645	649,443	14.01%	22.47%
Brokerage	28,364	26,854	(5.32)%	7,019	6,541	6,617	1.16%	(5.73)%
Acceptances and Guarantees	61,774	72,549	17.44%	15,183	18,347	20,600	12.28%	35.68%
Trust and Securities	454,250	463,123	1.95%	124,796	111,632	107,013	(4.14)%	(14.25)%
Investment banking	52,036	94,353	81.32%	18,553	29,811	26,620	(10.70)%	43.48%
Bancassurance	728,642	686,592	(5.77)%	187,904	152,077	224,310	47.50%	19.37%
Payments and Collections	595,222	733,361	23.21%	174,752	187,930	204,772	8.96%	17.18%
Others	249,413	298,620	19.73%	66,211	78,967	83,386	5.60%	25.94%
Fees and commission income	4,598,413	5,293,804	15.12%	1,285,300	1,330,766	1,507,873	13.31%	17.32%
Fees and commission expenses	(1,561,585)	(1,860,683)	19.15%	(491,473)	(450,525)	(560,389)	24.39%	14.02%

4Q21

INCOME STATEMENT	As of		Growth				Growth
(COP million)	Dic-20	Dic-21	Dic-21 / Dic-20	4Q20	3Q21	4Q21	4Q21 / 3Q21	4Q21 / 4Q20
Total fees and comissions, net	3,036,828	3,433,121	13.05%	793,827	880,241	947,484	7.64%	19.36%
Other operating income
Derivatives FX contracts	970,800	292,020	(69.92)%	(308,131)	17,562	16,901	(3.76)%	(105.49)%
Net foreign exchange	(371,404)	4,514	(101.22)%	669,701	76,012	63,157	(16.91)%	(90.57)%
Hedging	(3,746)	(6,133)	63.72%	(1,479)	(1,595)	(1,638)	2.70%	10.75%
Operating leases	711,575	936,574	31.62%	189,841	240,293	276,987	15.27%	45.90%
Gains (or losses) on sale of assets	65,932	227,445	244.97%	16,238	70,973	108,432	52.78%	567.77%
Other reversals	4,135	2,861	(30.81)%	922	903	517	(42.75)%	(43.93)%
Others	467,280	564,860	20.88%	219,819	150,140	133,469	(11.10)%	(39.28)%
Total other operating income	1,844,572	2,022,141	9.63%	786,911	554,288	597,825	7.85%	(24.03)%
Dividends received, and share of profits of equity method investees
Dividends	14,217	108,079	660.21%	6,541	31,460	50,860	61.67%	677.56%
Equity investments	(27,795)	7,253	(126.09)%	(6,676)	8,185	(1)	(100.01)%	(99.99)%
Equity method	136,596	199,652	46.16%	51,951	58,418	40,870	(30.04)%	(21.33)%
Others	307	13,360	4251.79%	(4,399)	—	5,197	0.00%	0.00%
Total dividends received, and share of profits of equity method investees	123,325	328,344	166.24%	47,417	98,063	96,926	(1.16)%	104.41%
Total operating income, net	8,303,918	15,147,265	82.41%	1,844,522	3,923,755	4,851,421	23.64%	163.02%

INCOME STATEMENT	As of		Growth				Growth
(COP million)	Dic-20	Dic-21	Dic-21 / Dic-20	4Q20	3Q21	4Q21	4Q21 / 3Q21	4Q21 / 4Q20
Operating expenses
Salaries and employee benefits	(2,931,887)	(3,068,243)	4.65%	(705,791)	(773,569)	(819,306)	5.91%	16.08%
Bonuses	(112,843)	(714,353)	533.05%	(27,722)	(206,458)	(314,984)	52.57%	1036.22%
Other administrative and general expenses	(3,140,789)	(3,521,920)	12.13%	(901,201)	(906,660)	(1,055,694)	16.44%	17.14%
Taxes other than income tax	(765,766)	(719,593)	(6.03)%	(162,194)	(184,476)	(196,226)	6.37%	20.98%
Impairment, depreciation and amortization	(837,790)	(920,558)	9.88%	(225,579)	(250,279)	(266,546)	6.50%	18.16%
Other expenses	(206,070)	(218,586)	6.07%	(54,719)	(55,375)	(60,185)	8.69%	9.99%
Total operating expenses	(7,995,145)	(9,163,253)	14.61%	(2,077,206)	(2,376,817)	(2,712,941)	14.14%	30.61%
Profit before tax	308,773	5,984,012	1838.00%	(232,684)	1,546,938	2,138,480	38.24%	(1019.05)%
Income tax	6,586	(1,776,225)	(27069.71)%	(16,349)	(581,243)	(649,145)	11.68%	3870.55%
Profit for the year from continuing operations	315,359	4,207,787	1234.28%	(249,033)	965,695	1,489,335	54.22%	(698.05)%
Non-controlling interest	(39,365)	(120,992)	207.36%	(17,199)	(23,075)	(44,591)	93.24%	159.27%
Net income attributable to equity holders of the Parent Company	275,994	4,086,795	1380.76%	(266,232)	942,620	1,444,744	53.27%	(642.66)%

4Q21

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: February 22, 2022	By:	/s/ JOSE HUMBERTO ACOSTA MARTIN.
	Name:	Jose Humberto Acosta Martin.
	Title:	Vice President of Finance